FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 05, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders’ meeting of WBD Foods on June 30, 2006.

1. On the first agenda item: “Election of members of WBD Foods OJSC Counting Commission”.

1.1. Be it resolved that WBD Foods OJSC Counting Commission be elected as follows: Limonova O. M., Mukhin M. M., Novgorodova M. A., Solntseva E. S., Tusina I. A.

2. On the second agenda item: “Approval of WBD Foods OJSC Annual Report”.

Be it resolved:

2.1. That WBD Foods OJSC Annual Report, prepared on the basis of accounting data according to Russian standards for Y2005, be approved.

3. On the third agenda item: “Approval of the Annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

Be it resolved:

3.1. That the Annual financial statements, including the income and losses statements (profit and loss accounts) of WBD Foods OJSC be approved.

4. On the fourth agenda item: “Distribution of the profit (including payment/declaration of dividends) and losses of WBD Foods OJSC”.

Be it resolved:

4.1. Losses in the amount of 237 122 900,30 RUR, incurred upon Y2005 financial results, be covered out of earned surplus (undistributed profit) of Y2002-2004, which amounts 439 776 919,36 RUR.

4.2. To announce dividends payment upon Y2002-2004 financial results on allocated ordinary nominal shares of WBD Foods OJSC, in the dividend amount of 4 (four) rubles 60 kopecks per 1 ordinary nominal share.

4.3. To announce dividends payment upon Q1 Y2006 financial results on allocated ordinary nominal shares of WBD Foods OJSC, in the dividend amount of 2 (two) rubles 27 kopecks per 1 ordinary nominal share.

4.4. To set the following terms and conditions of dividends payment:

4.4.1. Method of dividends payment: cash;

4.4.2. Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

4.4.3. Procedure of dividends payment:

•      dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC and payment agent’s (in case of its engagement) account);  dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

•      since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on  their ordinary nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

5. On the fifth agenda item: “Approval of WBD Foods OJSC auditor for 2006”.

5.1. For the purposes of verifying the financial and business activities of WBD Foods, in accordance with legal acts of the Russian Federation approve Ernst & Young LLC as the Company’s auditor for 2006.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

6.1. Be it resolved that the members of WBD Foods OJSC Board of Directors be elected as follows: Guy de Selliers, M. V. Dubinin, Michael O’Neill, A. S. Orlov, S. A. Plastinin, V. A. Tutelyan, V. N. Sherbak, D. Iakobachvili, E. G. Yassin, E. Linwood (Tip) Tipton, G. A. Yushvaev.

7. On the seventh agenda item: “Election of the members of WBD Foods OJSC Auditing Commission”.

7.1. Be it resolved that the members of WBD Foods OJSC Auditing Commission be elected as follows: E. V. Bogutskaya, I. V. Vasin, E. B. Kuznetsova, N. N. Kolesnikova, N. V. Romanova, J. A. Chudina.

8. On the eighth agenda item: “Approval of the interested party transactions”.

In fulfillment of the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of transactions involving a potential interest, be it resolved that the following transactions be approved:

8.1. Joint-stock commercial bank “Raiffeisenbank Ukraine” acting on behalf of Kiev City Dairy Plant #3 OJSC sells to WBD Foods OJSC the securities (ordinary nominal shares) of “Kharkiv Dairy Plant” OJSC in the amount of 1 499 740 000 shares. The transaction amount is 74 987 000 hryvny.

8.2. Baby Food Dairy Plant OJSC shall grant, and WBD Foods OJSC (the Debtor) shall receive for the term through December 31,2008 a recurrent revolving loan denominated in RUR on the following terms and conditions: marginal amount of the current indebtedness of the Debtor to Baby Food Dairy Plant OJSC for any date should not exceed 300 000 000,00 rubles, including the earlier approved loan amount of 38 000 000 RUR.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC
	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC
Date: July 05, 2006